

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Botao Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

> **Re: Zhibao Technology Inc.**
> **Draft Registration Statement on Form F-1**
> **Filed March 23, 2023**
> **CIK No. 0001966750**

Dear Botao Ma:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form F-1 Submitted March 23, 2023

Prospectus Cover Page, page i

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

2. Please disclose the location of your auditor's headquarters and whether and how the

Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

About This Prospectus, page ii

5. Please revise your definition of "China" or "PRC" to include Hong Kong and Macau and to clarify that the "legal and operational" risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that "China or the PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

Overview, page 1

6. We note your disclosure that you had a net loss for the fiscal year ended June 30, 2021. Please include here the loss in U.S. dollars.

7. You state that the Frost & Sullivan Report ranks you as number one in terms of market share and revenue within the 2B2C embedded insurance brokerage sector in China, however you also state that 2B2C "is [y]our innovative business model." Revise the second paragraph of your overview to disclose the market size of the 2B2C sector in China in RMB, your market share, and the number of insurance companies participating in this sector.

Prospectus Summary
Risks Related to Doing Business in China, page 12

8. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

9. We note your disclosure about the Holding Foreign Companies Accountable Act. Please

expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive "non-inspection years" from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Risk Factors

We are dependent on key insurance companies on the supply of insurance products to our end customers, page 41

10.   We note your disclosure that for the years ended June 30, 2021 and 2022, one key insurance company accounted for approximately 25.9% and 14.5%, respectively, of your revenues. Please revise the business section to describe your partnership with the one key insurance company and any agreements you may have relating to this partnership. Please file any material agreements with the one key insurance company as an exhibit.

We are subject to risks relating to our leased properties, page 41

11.   Please disclose the number of lease agreement that have not been registered with the PRC governmental authorities and for which the PRC government authorities may impose fines.

Use of Proceeds, page 64

12.   We note your disclosure that you intend to use a portion of the net proceeds from this offering for business expansions, mergers and acquisitions. If known, please give a brief description of such businesses and information on the status of the acquisitions. Please see Item 3(C)(3) of Form 20-F.

Enforcement of Civil Liabilities, page 68

13.   We note that your subsidiary Zhibao HK is a Hong Kong entity. Please discuss the enforcement of civil liabilities in Hong Kong. Please make conforming changes throughout the registration statement by discussing, where appropriate, the commensurate laws and regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors That Affect Operating Results, page 74

14.   Please revise to include disclosures about the following:
   • Information about the number of polices submitted by customers and polices approved by insurance carriers disaggregated by product type for the periods presented.

- Discuss any known reason(s) or trends between approved policy rates for the periods presented.

Key Components of Results of Operations
Revenues, page 75

15. We note disclosure on page 2 that that you offer life insurance and property and casualty insurance products as part of your service. Please address the following:
    - Revise to disaggregate Insurance Brokerage and MGU service revenue by insurance product type and discuss how commissions or fees earned differ between the two product lines.
    - We further note that revenues from Insurance Brokerage as a percentage of total revenues have been increasing while those from MGU Service Fees have been dropping over the periods presented. Please revise to discuss the reason(s) for and the drivers behind the noted variability in these revenues as well as any known trends that impact comparability between these periods. Please refer to Item 303 of Regulation S-K.

Cost of Revenues, page 76

16. We note your disclosure on page 76 that cost of revenues primarily consists of intermediary fees paid to B channels and other services to facilitate the insurance brokerage and MGU services. Please revise your filing to discuss the reason(s) for and the drivers behind noted variability in these costs for each period presented as well as any known trends that impact comparability between periods. Please refer to Item 303 of Regulation S-K.

Results of Operations
Revenues, page 77

17. We note disclosures of your gross written premiums for your Insurance Brokerage business. Please revise to also disclose gross written premiums for your MGU Services business for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Income tax expenses, page 78

18. We note your disclosure that you earned net income from your one subsidiary in the PRC in the year 2022. Please indicate the subsidiary from which you earned income.

Our Business
Employees, page 105

19. We note your disclosure on page 78 that there was a decrease of headcount in your research and development department for the year ended June 30, 2022. Please disclose any significant changes in the number of employees. Please see Item 6(D) of Form 20-F.

Management

Compensation of Directors and Executive Officers, page 132

20.   Please disclose the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits. Please see Item 6(B) of Form 20-F.

Principal Shareholders, page 133

21.   Please indicate whether the company's major shareholders have different voting rights, or an appropriate negative statement. Please see Item 7(A)(1)(c) of Form 20-F.

Description of Share Capital, page 137

22.   Please include a description of the representative's warrants to be issued in this offering.

Management general underwriter ("MGU") services, page F-12

23.   We note your disclosure on page F-13 that revenues related to claims and risk control services are recognized ratably over the term of the insurance policies. Please tell us and revise to disclose the term of the insurance policies and clarify whether all revenues presented under Services transferred over time as disclosed on page F-14 relate to these services.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition
Insurance brokerage services, page F-12

24.   We note your disclosure that when the insurance policies are renewed for more than one year a higher commission rate is applied retrospectively. Please tell us how you determined that applying a higher commission rate retrospectively for renewals complies with the guidance in ASC 606 and revise to disclose the following:
•   Discuss which insurance products generate renewal income;
•   Quantify the amount of renewal income recognized, by insurance product type, during the periods presented; and
•   Explain how you are compensated for renewals and your accounting policy related to their recognition.

25.   We note your disclosure on page F-12 that you recognize insurance brokerage commissions net of return allowances and that you did not record a return allowance during the years ended June 30, 2021 and 2022. Please tell us and revise to disclose the circumstances in which you would accept a return and quantify the actual returns during the periods presented.

3 - Accounts Receivable , page F-17

26.   Please revise to disclose an aging of your accounts receivable and your policy for determining past due or delinquency status. Please refer to ASC 310-10-50 -6 and 7a.

27.   Please revise to include a roll forward of the activity in the allowance for doubtful accounts for each period including the balance in the allowance at the beginning and end of each period, the current provision, direct write-downs charged against the allowance, and recoveries of amounts previously charged off. Please refer to ASC 310-10-50-11B.

General

28.   We note your disclosure that there is no established market for the securities. Please describe, where appropriate, the manner of determination of the offering price as well as the exercise price of warrants, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Please see Item 9(A)(2) of Form 20-F.

29.   Please disclose whether you have operations conducted through contractual arrangements with a variable interest entity (VIE) based in China. If you use a structure that involves a VIE, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated this structure. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

30.   Please discuss the information, where appropriate and as applicable, required by Items 2(B)(1) and 2(B)(3) of Form 20-F.

You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance